Mail Stop 6010

      October 7, 2005

Tom Hatton
President
Firstline Environmental Solutions, Inc.
#203-20189 56th Avenue, Langley
British Columbia, Canada V3A 3Y6

      Re:	Firstline Environmental Solutions, Inc.
	Registration Statement on Form 10-SB
      Filed September 13, 2005
	File No. 000-51523

Dear Mr. Hatton:

      We have the following comments to your filing. Please file an amendment by November 3, 2005 to comply with our comments. If you cannot amend the filing by that time, you should consider withdrawing the filing before it becomes effective by operation of law. You could then refile when you are able to respond to the comments. Please note that you should file the request for withdrawal by November 10, 2005.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. You utilize technical terminology with which the average investor probably is not familiar. Revise your filing to define technical words through the context of your discussion as much as possible. Provide definitions in a glossary only those geologic or technical terms not understood by the average investor that cannot be adequately defined in the text.
2. Add a statement that addresses the fact that the property has not been examined in the field by a professional geologist or mining engineer, and detail the risks to investors.

3. Add a statement that addresses that fact that the probability of an individual prospect ever having "reserves" that meet the requirements of Industry Guide 7 is extremely remote, in all probability the properties do not contain any reserves, and any funds spent on exploration will probably be lost.

4. Disclose:
* The nature of the company`s ownership or interest in the property.
* Any other underlying agreements or interests in the property.
* Disclose the conditions that must be met to keep these claims.
Revise to fully discuss the material terms of the land or mineral rights securing agreements. Refer to paragraph (b) (2) of Industry
Guide 7.

Item 1. Description of Business, page 2

b.  Business of Issuer, page 2

Precious Metals - FEMS, page 3

5. We note your disclosure on page 3 that on May 15, 2005, all of the mineral rights were assigned from your operating subsidiary, Firstline Recovery Systems, to the holding company, Firstline Environmental Solutions. Please briefly explain the reason for this assignment and disclose any amounts paid in connection with the assignment.
6. Your references on page 4 to the Bonanza Ledge may lead investors to infer that your property may have commercial mineralization because of its proximity to these mines and properties. Please revise to remove information about mines, prospects or companies operating in or near your property. Focus your disclosure on your property.
7. The last sentence in the last paragraph of this section, found on page 4, states that the company and its directors will disclose information as required under the guidelines of National Instrument
43-101. As a U.S. incorporated company (Florida), this filing is required to comply with Industry Guide 7. The exception granted under Instruction 3 to Paragraph (b) (5) specifically addresses the reporting requirements of companies incorporated in foreign countries as required by legislative edicts, not stock exchange rules or guidelines. Canadian incorporated companies under this exception are still required to disclose reserve estimates according to Guide 7 definitions and as needed, provide a comparative table and reconciliation narrative explaining any differences between the estimates using the Commission definitions of Industry Guide 7 and National Instrument 43-101.

Natural Mineral Products - FLRS, page 4
8. Please update us as to the status of your expansion into the blast abrasive industry, and clarify whether you plan to continue in this line of business. We note disclosure in the penultimate paragraph on page 5 of management`s plan to "focus all energies and resources" towards mineral exploration. Also, file the agreement with Golden Spike as an exhibit to the registration statement.
9. We note your statement that your "Eco-Blast" product meets industry requirements for an environmentally friendly product. Please revise to clarify the basis for this statement. Also explain the term "cutting rate."

Item 2.  Managements Plan of Operation, page 5
10. Please disclose the fact that your auditors have raised substantial doubt about your ability to continue as a going concern.
Discuss the impact that this going concern opinion may have on your ability to raise additional capital.
11. Please disclose how long you can satisfy your cash requirements and whether you will have to raise additional funds in the next 12 months, as required by Item 303(a)(1)(i) of Regulation S-B.
12. The first sentence of this section refers to Firstline as an exploration and development company. The words "development" and "production" have very specific meanings under Industry Guide7 (a)
(4), (see www.sec.gov/divisions/corpfin
/forms/industry.htm#secguide7). The terms reference the "development stage" when companies are engaged in preparing reserves for production, and "production stage" when companies are engaged in commercial-scale, profit-oriented extraction of minerals. If the company does not disclose any "reserves," as defined by Guide 7, please remove the terms "develop," "development" or "production" throughout the document, and replace this terminology, as needed, with the terms "explore" or "exploration." This includes the using of the terms in the Financial Statement head notes and footnotes see
Instruction 1 to paragraph (a), Industry Guide 7.
13. Expand the disclosure concerning the exploration plans for the properties.
* Disclose a brief geological justification for each of the exploration projects written in non-technical language.
* Give a breakdown the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.
* If there is a phased program planned, briefly outline all phases.
* Alternatively, disclose there are no current detailed plans to conduct exploration on the property.
* Disclose how the exploration program will be funded.
* Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.
14. Include a brief description of the QA/QC protocols be provided to reassure the investors regarding sample preparation, controls, custody, assay precision and accuracy. This would apply to exploration and operational analytical procedures.
15. We refer you to your disclosure in the last sentence of the penultimate paragraph on page 6. Please revise to clarify that Georgia International Mining is providing funding for exploration work only on the portion of the property it has the option to acquire. Also clarify whether you will be responsible for funding the exploration work on the optioned property beyond the first phase of the work program. We note your disclosure that Georgia is only funding the "first phase."

Item 3.  Description of Property, page 7
16. For the property, provide the disclosures required by Industry Guide 7 (b). In particular, provide:
* The location, means of access to the property, and transportation from the property.
* Any conditions that must be met in order to obtain or retain title to the property.
* A brief description of the rock formations and mineralization of existing or potential economic significance on the property.
* A description of any work completed on the property and its` present condition.
* The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.
* Provide a description of equipment and other infrastructure facilities.
* The current state of exploration of the property.
* The total cost of the property has incurred to date and planned future costs.
* The source of power and water that can be utilized at the property.
* If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.
Refer to Industry Guide 7 (b) (1)-(5) for specific guidance. Industry Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.
17. Insert a small-scale map showing the location and access to the property. Note that SEC`s EDGAR program now accepts digital maps, so please include these maps in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if addition assistance is required, please call Filer Support at 202-942-8900. Otherwise, provide the map to the staff for review.
18. In the description of each exploration property, as required by
Industry Guide 7, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

Item 4.  Security Ownership of Certain Beneficial Owners and
Management, page 8
19. Please identify all natural persons that beneficially own the securities held by the entities named in the table.

Item 5.  Director and Executive Officers, Promoters, and Control
Persons, page 9
20. Unless you can substantiate significant technical training and/or experience in minerals exploration or mining by members of your management, you need to include a risk factor early in this risk factor section that your management lacks technical training and experience with exploring for, starting, and/or operating a mine. With no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry. Their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use. Consequently, your operations, earnings, and ultimate financial success could suffer irreparable harm due to management`s lack of experience in this industry.
21. Disclose:
* Briefly, describe the person`s business experience during the past five years.
* The approximate percent of their time that the officers worked on affairs of your company this last year.
* Other significant responsibilities that they currently have with other companies.
      See Item 401 of Regulation S-B.
22. Please revise to indicate that Dorlyn Evancic serves as your chief financial officer, and disclose that he serves in that role by virtue of the consulting agreement with Pro-Act Management.
23. Please expand your disclosure to describe the functions to be performed by your "promoter." Disclose the percent of his time Mr.
Akladios will devote to your company.

Item 6.  Executive Compensation, page 10
24. Please provide the disclosure required by Item 402 of Regulation
S-B.
25. Please disclose that the fees to be paid to Pro-Act Management pursuant to the Consulting Agreement increase to $5,000 per month upon your listing on the OTCBB. We refer you to your disclosure in
Section 5 (b) of Exhibit 10.2.
26. Disclose that, pursuant to the Consulting Agreement, Pro-Act is to be paid 10% of any gross funds raised for Firstline. Also state whether Pro-Act will raise funds in connection with the proposed offering described on page 5. If so, also clarify where you account for the 10% commission in your description of intended use of proceeds on page 6.

Certain Relationships and Related Party Transactions, page 11
27. Reconcile the disclosure in this section with that in Note K of the financial statements. Revise your disclosure accordingly.
28. Please expand your description of the transactions to explain in greater detail the services provided.

Item 8.  Description of Securities, page 11
29. Please disclose the exemption from registration upon which you are relying in conducting the current private placement. We refer you to your disclosure in the penultimate paragraph on page 12.
We
may have further comment upon reviewing your response.


Part F/S

Financial Statements, page 35

30. The financial statements should be updated prior to effectiveness, as necessary, to comply with Item 310(g) of Regulation
S-B.

Report of Independent Registered Public Accounting Firm, page F-2

31. We note that your auditors did not audit the cumulative
balance
from the period from August 21, 1997 (date of inception) to May
31,
2005.  An auditor`s association with the cumulative data is
required
on an annual basis as long as you are in the development stage. Please have your auditors revise their report to clearly identify the period as audited.  In addition, the audit report and other
portions
of your filing reference "An Exploration Stage Corporation,"
however,
this phrase is not defined by SFAS 7. Accordingly, please revise your
auditors` report and the other portions of your document to state that you are in the development stage in accordance with paragraph 12 of SFAS 7.

32. We note that you are incorporated in the state of Florida and all
of your operations, assets and auditor appear to be located in British Columbia. In accordance with Article 2 of Regulation S-X, we believe that the audit report of a registrant (that is not a foreign
private issuer) should ordinarily be rendered by an auditor
licensed
in the United States. Further guidance may be found in Section 5.K of
"International Reporting and Disclosure Issues in the Division of Corporation Finance" on the Commission`s website at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm
..
Please tell us why you selected an auditor licensed outside of the United States to audit your financial statements, in light of the fact that you were incorporated in Florida. Please note that it is your responsibility to provide financial statements audited by an auditor who meets the requirements of Rule 2-01(a) of Regulation S-X.
Please tell us how you determined that you meet the requirements of
Rule 2-01(a) of Regulation S-X. Also, please tell us what consideration you and your auditors gave to Florida state laws governing audits of Florida companies performed by foreign auditors.
We may have further comments after reviewing your response.

33. We see the opinion paragraph of your auditors` report indicates
"In our opinion, except as stated above, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at May 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States." Please note that the "except as stated above" language may be indicative of a scope limitation and at a minimum, could confuse readers as to the conclusions reached by your auditor with respect to amounts presented in your financial statements. Also, note any qualification with respect to the scope of an audit results in a finding by the staff that the audit of the financial statements required by Commission rules has not been performed. Refer to the guidance at SAB Topic 1(E)(2). Accordingly, please support the acceptability of the current wording in the auditors` report via reference to authoritative auditing standards or revise the opinion paragraph of the report to eliminate any possible scope limitations.

34. Please note if you restate the financial statements in responding to our comments, the restated financial statements must be labeled "restated." Also, please be sure the financial statements include any disclosures required by APB 20. Finally, make sure your auditor`s consider

* the need to revise their report to include an explanatory paragraph describing any restatements and
* the need to dual date their report.

Consolidated Balance Sheet, page F-3

35. We see that you have recorded a subscription receivable of $100,000 as a current asset on your balance sheet. We also noted on page 18, that in November 2004, you issued Graydon Elliott Capital Corporation 2,000,000 shares of common stock in consideration for services valued at $100,000. It appears based on your shareholders` deficiency statement that this was the only common stock transaction during the year-ended May 31, 2005. In accordance with EITF 85-01 and
SAB Topic 4(E), subscription receivables should normally be presented as a deduction from stockholders` equity. Please tell us how you accounted for the issuance of shares for services such that you recorded the subscription receivable as an asset on the balance sheet and also as a cash inflow from financing activities on your statement of cash flows. Additionally, please tell us how these amounts are reflected in your statement of operations. Please revise the filing as necessary based on our comment. We may have further comments based on your response and revisions.

Consolidated Statement of Operations, page F-4

36. Please revise your footnotes to include the disclosures required by paragraph 26 of SFAS 144 for the loss on disposal of investment of
$42,279 and the writedown of assets of $64,532. Please revise the filing to include more detail about these transactions, including where the assets were recorded on your balance sheets, how you determined their fair value and the circumstances that lead to their impairment and disposal.
37. Please round your loss per share amounts to the nearest cent.

Consolidated Statement of Cash Flows, page F-5

38. We see that there appears to be numerous clerical errors in this statement. For example, the title caption of the period covered is incorrect, various mathematical errors appear in the statement, the
May 31, 2004 ending cash balance does not agree to your balance sheet and the blank in the cumulative data columns for investing activities does not make sense. Please revise this statement as necessary to include the proper amounts and disclosures.

Consolidated Statement of Changes in Shareholders` Deficiency, page
F-6
39. Please revise your filing to include all of the financial statements and detail as required by paragraph 11 (d) of SFAS 7.
Specifically, please include the following:

* Statements of shareholders` equity for each year from the enterprise`s inception, August 21, 1997.
* For each individual issuance of shares of stock, warrants, rights, or other equity securities; the date of the issuance, the number of shares issues, and the dollar amounts per share assigned.
* For any issuances for services or other noncash consideration, the nature of the noncash consideration and the basis for assigning amounts.

In addition, the footnotes should clearly disclose the basis for assigning amounts for each issuance of non-cash consideration.

Note D - Investments, page F-11

40. We note that you purchased an option to acquire 70,000 Class D Preferred shares of Fu Kwai Enterprises for $51,150. You subsequently applied this subscription against a balance due to Fu Kwai. Please tell us how you accounted for the exchange of nonmonetary assets, including how you determined their fair value. Refer to APB 29. Please also revise to provide the disclosures as required by paragraph 28 of APB 29 and to disclose the item as a supplemental non-cash activity on the statement of cash flows.

Note E - Mineral Claims, page F-11

41. Please revise this note to properly state the amount exchanged for the claims purchased from your subsidiary as $81,242.

42. In this regard, we note it appears you recorded a $81,242 payment
to your subsidiary as an asset on your consolidated balance sheet. Please tell us the accounting basis for recognizing an asset from the intercompany payment to your subsidiary and clearly disclose in the
filing who you initially purchased the referenced mineral claim from
and when it was purchased.   Also, tell us and revise the filing
to
disclose how your accounting policy for mineral claims complies with
U.S. generally accepted accounting principles. We may have further comments based on your response and revisions.

Note I - Common Share Transactions, page F-12

43. We reference issuances of stock and warrants for services, financing arrangements, and "merger and debt settlement agreements."
Please revise the filing to disclose how you valued and accounted for each of these transactions. For example, disclose that transactions were based on the fair value of your stock as quoted on the OTC
Pink
Sheets.

Note J - Warrants, page F-12

44. We note that you have various outstanding warrants which will expire at dates between October 2005 and April 2006. Please revise the filing to disclose how you accounted for their issuances, including the valuation technique utilized, the fair value of the stock at the date of issuance, how this was determined, and the amount of compensation expense recorded for each of the issuances.

Note L - Income Taxes, page F-13

45. We see on page 12 that as part of this offering, you are selling
7,000 "flow-through shares." Please tell us how you intend to account for the sale of the flow-through shares and the related sale of the income tax benefits under SFAS 109. Further guidance may be found in Appendix A.I. of "International Reporting and Disclosure Issues in the Division of Corporation Finance" on the Commission`s website at:
http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm
..

Note M - Subsequent Event, page F-13

46. We see that you granted Georgia International Mining Company an option to purchase three mineral claims. We also noted on page 10 that your designated promoter, Mr. Reda Akladios, is an officer and director of Georgia International. Please tell us how you intend to account for the sale of the mineral claim options to Georgia International and how you determined the fair value of the transaction. Please tell us the U.S. generally accepted accounting principles that support your proposed accounting and disclosures. We may have further comments based on your response.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.






      You may contact Kevin Kuhar at (202) 551- 3662 or Jay Webb,
Reviewing Accountant, at (202) 551- 3603 if you have questions regarding comments on the financial statements and related matters.
Please contact Adelaja Heyliger at (202) 551-3636 or me at (202)
551-
3625 with any other questions.

      Sincerely,



								Mary Beth Breslin
								Attorney-Advisor

cc (via fax):  	Dennis Brovarone, 303.466.4826
Tom Hatton
Firstline Environmental Solutions, Inc.
October 7, 2005
Page 1